Exhibit 99.1

XP Inc.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held virtually and at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil on May 30, 2025, at 10:00 a.m. (BRT) / 9:00 a.m. Eastern Time.

The AGM will be held virtually and at the offices of the Company in accordance with Cayman Islands law. Shareholders as of the Record Date (as defined below) are able to submit a proxy or, if they wish to attend in person, to participate in the AGM by physically attending the offices of the Company or attending virtually. The details of how to attend virtually are set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolution:

1	To resolve, as an ordinary resolution, that the Company’s consolidated financial statements and the auditor’s report for the fiscal year ended December 31, 2024 be approved and ratified.

The consolidated financial statements can be found in the Company’s Form 20-F, filed on April 24, 2025.

The Board of Directors of the Company (the “Board”) has fixed 4:00 p.m. Eastern Time on April 29, 2025 as the record date (the “Record Date”) for the AGM. Only the holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a holder of Class A common shares or Class B common shares of the Company as of the Record Date.

The Board recommends that shareholders of the Company vote “FOR” the resolution set forth above at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By Order of the Board of Directors

/s/ Guilherme Benchimol
Name: Guilherme Benchimol
Title: Director
Dated: May 7, 2025

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2

Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolution to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person (physically or virtually) or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4

Each Class A common share shall entitle the holder to one (1) vote on all matters subject to a vote at the AGM, and each Class B common share shall entitle the holder to ten (10) votes on all matters subject to a vote at the AGM.

5

A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on the resolution and therefore may vote a share or some or all such shares either for or against such resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against such resolution and/or abstain from voting.

6

No business shall be transacted at the AGM unless a quorum is present. As set out in the Memorandum and Articles of Association of the Company, one or more shareholders holding not less than 50% in aggregate of the voting power of all shares of the Company in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless it is registered as a holder of Class A common shares or Class B common shares of the Company on the Record Date for the AGM and has no unpaid calls or other sums presently payable by it in respect of such shares.